UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission file number: 001-42648

K WAVE MEDIA LTD.

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(703) 790-0717

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 5.02. Announcement of Ted Kim as Interim Co-Chief Executive Officer of K Wave Media Ltd.

On May 26, 2025, K Wave Media Ltd. (the “Company”) announced that, effective immediately, Ted Kim will become the Interim Co-Chief Executive Officer of the Company. Mr. Kim will serve in this position alongside the other Interim Co-Chief Executive Officer of the Company, Tan Chin Hwee.

Mr. Kim is the founder and managing partner of Global Fund LLC. He will continue to serve in that position whilst Interim Co-Chief Executive Officer of the Company.

There is no arrangement or understanding between Mr. Kim and any other person pursuant to which Mr. Kim is being appointed as Interim Co-Chief Executive Officer of the Company, and there is no family relationship between Mr. Kim and any of the Company’s directors or executive officers. Mr. Kim has no interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated May 30, 2025

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

K Wave Media Ltd.

By:	/s/ Jun Jong
Name:	Jun Jong
Title:	Chief Financial Officer

Date: May 30, 2025

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